UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

NEPHROS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640671400

(CUSIP Number)

Daron Evans

c/o Nephros, Inc.

380 Lackawanna Place

South Orange, NJ 07079

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 640671400

1	NAMES OF REPORTING PERSONS Daron Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 473,064 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 473,064 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,064 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes (i) 303,384 shares issuable upon exercise of options; (ii) 11,484 shares issuable upon exercise of warrants; and (iii) 9,282 shares of unvested restricted stock.

(2) Calculated based on 9,016,550 shares of Common Stock issued and outstanding as of March 25, 2020.

Item 1.	Security and Issuer

(a) This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Nephros, Inc., a Delaware corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 380 Lackawanna Place, South Orange, New Jersey 07079.

Item 2.	Identity and Background

(a) The person filing this statement is Daron Evans (the “Reporting Person”).

(b) The address of the principal place of business of the Reporting Person is 380 Lackawanna Place, South Orange, New Jersey 07079.

(c) The principal occupation of the Reporting Person is President and CEO of the Issuer.

(d) The Reporting Person described herein has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person described herein has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Common Stock acquired by the Reporting Persons during the period covered by this Schedule 13D, as listed in Item 5 below, was acquired in open market purchases for a total of approximately $37,734, using personal funds of the Reporting Person; or as options to purchase Common Stock or restricted shares of Common Stock granted to the Reporting Person by the Issuer’s Board of Directors as compensation for the Reporting Person’s service as the Issuer’s President and Chief Executive Officer.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of the Common Stock for investment purposes. The Reporting Person is President and Chief Executive Officer and a member of the Board of Directors of the Issuer. In this capacity, the Reporting Person may be in a position to influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions, including shares that may be acquired upon exercise of options or warrants currently held or subsequently acquired, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Person may decide in the future to sell all or part of his investment in the Common Stock. The Reporting Person does not have any plan or proposal to do the foregoing.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information contained on the cover page to this Schedule 13D is hereby incorporated by reference into this Item 5, as applicable.

(c) Transactions by the Reporting Person in shares of Common Stock of the Issuer in the sixty days preceding the date of this Schedule 13D through the date hereof are as follows:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Number of Shares	Purchase Price or Exercise Price Per Share
12/16/19	Daron Evans	Award of Restricted Stock	Common Stock	9,282	$0
12/16/19	Daron Evans	Award of Stock Options to purchase Common Stock	Common Stock	20,000(1)	$8.57
2/1/20	Daron Evans	Vesting of Stock Options to purchase Common Stock	Common Stock	97,076(2)	$5.40
3/5/20	Daron Evans	Open Market Purchase	Common Stock	2,500	$8.4436(3)
3/12/20	Daron Evans	Open Market Purchase	Common Stock	2,500	$6.65

(1) Options to purchase 5,000 shares vest on 12/16/20 and options to purchase 15,000 shares vest quarterly in 12 equal amounts commencing on 3/16/21.

(2) The Issuer achieved its pre-determined annual revenue milestones in fiscal year 2019 and options to purchase 97,076 shares vested on 2/1/20.

(3) The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.40 to $8.4567 inclusive.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2020

/s/ Daron Evans
Daron Evans